FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of June, 2003

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

EXHIBIT INDEX

Exhibit No. 1  Investor Site Visit dated 2 June 2003
Exhibit No. 2  Holding(s) in Company dated 9 June 2003

Exhibit No. 1

June 2, 2003

Hanson PLC - Investor site visit

Hanson will be hosting an investor site visit to Pottal Pool quarry in Staffordshire on Tuesday June 3, 2003.

The investors will tour the sand and gravel quarry located at Teddesley Hey. The visit will also include presentations from Mike Ogden, Managing Director of Hanson Aggregates UK and local management.

The purpose of the visit is to provide investors with the opportunity to enhance their understanding of Hanson Aggregates UK, in particular with regard to operations and business development. Any comments on current trading will be consistent with the update on trading given at Hanson's AGM on May 15, 2003.

A copy of the presentation material used during the visit will be available on Hanson's website (www.hansonplc.com) at 2.00pm on Tuesday June 3, 2003.

Inquiries:     Justin Read
                  Hanson PLC
                  Tel: +44 (0) 20 7245 1245

Exhibit No. 2

Hanson PLC

June 9, 2003

Holding in Company

Hanson PLC has received notification today that following a sale of 440,524 shares on June 6, 2003 Morley Fund Management Limited (a subsidiary of Aviva PLC) and Aviva PLC no longer have notifiable interests in the shares of Hanson PLC.

Yours faithfully

Paul Tunnacliffe
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   July 1, 2003